UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Commission File Number 1-13175
VALERO ENERGY CORPORATION SAVINGS PLAN
VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

VALERO ENERGY CORPORATION SAVINGS PLAN
All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Valero Energy Corporation Benefit Plans Administrative Committee:
We have audited the accompanying statements of net assets available for benefits of the Valero Energy Corporation Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
San Antonio, Texas
June 28, 2010

VALERO ENERGY CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
Assets:
Investments:
Valero Energy Corporation common stock	$12,997,526	$17,670,932
Common/collective trusts	31,941,796	20,966,259
Mutual funds	9,573,538	6,052,364

Investments at fair value	54,512,860	44,689,555
Participant loans	5,983,496	6,520,930

Total investments	60,496,356	51,210,485

Receivables:
Employer contributions, net of forfeitures of $724,487 and $288,000, respectively	4,381,948	3,562,458
Interest	19,195	18,820
Due from brokers for securities sold	829	33,155

Total receivables	4,401,972	3,614,433

Cash	70,587	151,749

Net assets available for benefits before adjustment	64,968,915	54,976,667

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,023,777	2,029,870

Net assets available for benefits	$65,992,692	$57,006,537

See Notes to Financial Statements.

VALERO ENERGY CORPORATION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2009	2008
Investment income (loss):
Interest income	$424,496	$567,253
Dividend income	920,528	1,373,316
Net appreciation (depreciation) in fair value of investments	2,462,600	(49,215,949)

Total investment income (loss)	3,807,624	(47,275,380)

Contributions:
Employee	5,217,894	3,042,846
Employer, net of forfeitures	6,061,341	4,924,087

Total contributions	11,279,235	7,966,933

Asset transfers in from Valero Energy Corporation Thrift Plan	1,390,703	151,191

	16,477,562	(39,157,256)

Deductions from net assets:
Withdrawals by participants	(7,490,983)	(11,726,816)
Administrative expenses	—	(10,829)

Total deductions	(7,490,983)	(11,737,645)

Asset transfers out to Valero Energy Corporation Thrift Plan	(424)	(153,803)

Net increase (decrease) in net assets available for benefits	8,986,155	(51,048,704)

Net assets available for benefits:
Beginning of year	57,006,537	108,055,241

End of year	$65,992,692	$57,006,537

See Notes to Financial Statements.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
As used in this report, the term “Valero” may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.
Valero is a publicly held independent refining and marketing company with approximately 21,000 employees. As of December 31, 2009, Valero owned 15 refineries in the United States, Canada, and Aruba with a combined total throughput capacity of approximately 2.8 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of approximately 5,800 retail and wholesale branded outlets in the United States, Canada, and Aruba under various brand names including Valero®, Diamond Shamrock®, Shamrock®, Ultramar®, and Beacon®. Valero also operated seven ethanol plants in the Midwest with a combined processing capacity approximately 780 million gallons per year.
Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”
The following description of the Valero Energy Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible employees of Valero. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Valero is the plan sponsor. The Valero Energy Corporation Benefit Plans Administrative Committee (Administrative Committee), consisting of persons selected by Valero, administers the Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Following the merger of Merrill Lynch Bank & Trust Co., FSB (Merrill Lynch) into Bank of America, N.A. (BANA) on November 2, 2009, BANA became the successor trustee under the Plan and has custody of the securities and investments of the Plan through a trust. Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of BANA, is the record keeper for the Plan.
Participation
Participation in the Plan is voluntary and is open to Valero retail employees who have completed one year of service. Newly hired or rehired “above-the-store-level” retail organization employees are immediately eligible to participate in the Plan, other than (i) the president of the retail organization, (ii) his direct reports, and (iii) anyone in a legal counsel position for the retail organization. The determination of “above-the-store-level” retail organization employee is made in accordance with the internal records of the retail organization. Participating employees are eligible to receive Valero’s matching contributions.
In the second quarter of 2009, Valero acquired certain ethanol facilities from VeraSun Energy Corporation (VeraSun) and employees of those facilities became employees of Valero (ethanol employees). Beginning April 1, 2009, ethanol employees located at the ethanol facilities became immediately eligible to participate in the Plan and receive Valero’s matching contributions.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Asset Transfers
From time to time, asset transfers occur between the Plan and the Valero Energy Corporation Thrift Plan (the Thrift Plan) due to the transfer or reemployment of employees to or from retail store and ethanol plant positions.
Effective January 1, 2009, an eligible employee of the Plan, who is invested in the self-directed brokerage account of the Thrift Plan, may elect to leave the portion of his account balance invested in the self-directed brokerage account in the Thrift Plan.
Contributions
Participants can contribute up to 30% of their eligible compensation, as defined in the plan document. Valero contributes $0.60 for every $1.00 of the participant’s contribution up to 6% of eligible compensation. The Plan’s definition of compensation excludes unused vacation pay paid to former employees following a separation from service. Effective January 1, 2008, the definition of compensation was revised to include compensation paid by the later of (i) 2 1/2 months after an employee’s severance from employment or (ii) the end of the plan year that includes the date of the employee’s severance from employment, if the compensation would have been paid to the employee during his employment.
Any employee may make rollover contributions to the Plan. Former employees who retain an account balance under the Plan and who have received or who are eligible to receive a distribution from a defined benefit pension plan sponsored by Valero are also eligible to make a rollover contribution to the Plan. For the years ended December 31, 2009 and 2008, rollover contributions totaled $1,662,168 and $81,589, respectively, and are included in employee contributions in the statements of changes in net assets available for benefits.
Valero, at the discretion of the Valero Energy Corporation Board of Directors or such other party as designated by such Board, may make profit-sharing contributions to the Plan to be allocated to the accounts of the “Eligible Members” as described in the plan document. For the years ended December 31, 2009 and 2008, the Administrative Committee approved profit-sharing contributions totaling $5,106,435 and $3,850,458, respectively, which were offset by available forfeitures. Employer profit-sharing contributions receivable as of December 31, 2009 and 2008 were received by the Plan in February 2010 and March 2009, respectively.
The Internal Revenue Code of 1986, as amended (the Code) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. This limit was $16,500 and $15,500 for the years ended December 31, 2009 and 2008, respectively. Participants who were eligible to make pre-tax contributions and who attained age 50 before the end of the year were eligible to make an additional catch-up pre-tax contribution of up to $5,500 and $5,000 for the years ended December 31, 2009 and 2008, respectively.
All employer contributions are made in cash and are invested according to the investment options elected for the employee contributions.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Participant Accounts
Employer contributions are credited to an employer account for each participant and employee contributions are credited to an employee account maintained under the Plan for each participant. The employer and employee accounts for each participant are adjusted to reflect all contributions, withdrawals, income, expenses, gains, and losses attributable to these accounts.
Vesting
Participants are vested 100% in their employee account at all times. Participants become 20% vested in their employer account for each year of service with 100% vesting after five years of service. Certain participants are subject to accelerated vesting as a result of special Plan provisions associated with past mergers. Active participants vest 100% in any profit-sharing contributions after completion of three years of service. A participant will be vested in 100% of his account balance upon his death, disability, or attainment of normal retirement age, as defined in the plan document, and termination or partial termination of the Plan, as defined in the plan document.
In August 2008, Valero purchased 70 convenience stores and fueling kiosks from Albertson’s LLC (Albertson’s). Effective January 1, 2009, the uninterrupted years of service of certain former Albertson’s employees who became employees of Valero and are categorized as “Fuel Center Employees” in Valero’s internal records are included in the calculation of eligible service of the Plan.
Effective April 1, 2009, uninterrupted service of each VeraSun employee immediately prior to the closing of the VeraSun agreement is recognized towards vesting rights of the Plan.
Forfeitures
In the event a participant terminates before becoming 100% vested in the employer contributions, the non-vested employer contribution amounts held in the participant’s account will be forfeited. If the terminated participant receives a distribution from the vested portion of his account and subsequently resumes employment, any portion of the participant’s account forfeited shall be restored if the participant repays to the Plan the full amount of his distribution within five years after reemployment. If the participant incurs five consecutive one-year breaks in service or fails to repay the distribution received from the vested portion of his account, the participant will permanently forfeit the non-vested portion of his account.
Forfeited amounts are used to reduce future employer contributions or defray Plan administrative expenses. Employer contributions for the years ended December 31, 2009 and 2008 were reduced by $724,487 and $288,000, respectively, related to forfeited non-vested accounts.
Investment Options
Participants direct the investment of 100% of their employee contributions and may transfer existing account balances into any of the investment options offered. These investment options include Valero common stock, common/collective trusts, and mutual funds.
Participants may not designate more than 20% of their contributions to be invested in Valero common stock. Transfers into Valero common stock will not be permitted to the extent a transfer would result in more than 50% of the aggregate value of the participant’s account being invested in Valero common stock.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Withdrawals and Distributions
Participants may make the following types of withdrawals of all or part of their respective accounts:
•	one withdrawal during any six-month period from a participant’s after-tax employee account and rollover contribution account with no suspension of future contributions;

•	upon completion of five years of participation in the Plan, one withdrawal from a participant’s after-tax employee account and employer account, with a similar withdrawal allowed 36 months after the date of a previous withdrawal under this provision, with no suspension of future contributions;

•	upon reaching age 59 1/2, one withdrawal during any six-month period from a participant’s employee account and employer account; or

•	upon furnishing proof of financial necessity, one withdrawal during any six-month period from a participant’s employee account and the vested portion of the employer account, but, for withdrawals of pre-tax amounts, not to exceed the aggregate amount of the participant’s pre-tax contributions. Individuals who receive a withdrawal for financial necessity will be suspended from making contributions to the Plan for a period of at least six months.
Upon a participant’s death, total and permanent disability, or retirement, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s employee account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s employee account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum in whole shares of Valero common stock and cash, or entirely in cash. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not exceeding the lesser of (i) five years or (ii) the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. In addition, when the value of a distribution to a participant exceeds $1,000, the distribution may be made prior to the participant attaining age 65 only with the participant’s consent.
Terminated participants may elect to have the Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70 1/2. In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Plan until their accounts are distributed.
Effective January 1, 2008, the Plan was amended to allow participants who are called to active duty military service and who are on military leave for a period of 179 days or more to make withdrawals of all or any portion of their account. Effective September 12, 2008, the Plan was amended to provide certain relief to a participant whose principal residence on September 12, 2008 was located in the Hurricane Ike disaster area and who sustained an economic loss by reason of Hurricane Ike.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Participant Loans
Participants may borrow a minimum of $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:
a)	$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or

b)	one-half of the current value of the participant’s vested interest in his account balance.
The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term of the loan shall not exceed 15 years. The balance of the participant’s employee account and vested portion of his employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1%. As of December 31, 2009, interest rates on outstanding participant loans ranged from 4.25% to 10.5% and maturity dates ranged from January 2010 to July 2024. Principal and interest is repaid through payroll deductions. A participant can have two loans outstanding at any time.
Plan Expenses
The Plan pays a portion of its administrative expenses, including trustee fees and administrative fees. Plan administrative expenses not paid by the Plan are paid by Valero. Valero also provides certain other services at no cost to the Plan. Investment expenses relating to individual participant transactions, such as redemption fees, are deducted from the respective participant’s account.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Subsequent Events
Management has evaluated subsequent events that occurred after December 31, 2009 through the date these financial statements were issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these financial statements.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Accounting Standards Codification
As of December 31, 2009, the Plan adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification, or ASC) which became the single source of authoritative non-governmental accounting principles under GAAP, superseding various existing authoritative accounting pronouncements. The Codification establishes one level of authoritative GAAP. All other literature is considered non-authoritative. There were no changes to the Plan’s financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.
Valuation of Investments
The Plan’s investments are stated at fair value as described in Note 4.
In September 2009, ASC Topic 820, “Fair Value Measurements and Disclosures,” was modified to provide guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. The guidance permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also requires additional disclosure of the attributes of these investments such as the nature of any restrictions on the plan’s ability to redeem its investment and any unfunded commitments. This guidance is effective for periods ending after December 15, 2009. The Plan’s adoption of this guidance for the year ended December 31, 2009 did not affect the Plan’s financial position or results of operations, but did result in additional disclosures, which are provided in Note 4.
In January 2010, ASC Topic 820 was modified to require (i) separate disclosure of the amounts of significant transfers between Level 1 and Level 2 and reasons for the transfers and (ii) information about purchases, sales, issuances, and settlements relating to Level 3 measurements. In addition, ASC Topic 820 clarified existing disclosure requirements for (i) disclosures by class of assets and liabilities and (ii) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for fiscal years beginning after December 15, 2009, except for the separate disclosures about purchases, sales, issuance, and settlements relating to Level 3 measurements, which will be effective for fiscal years beginning after December 31, 2010. The adoption by the Plan of this guidance effective January 1, 2010 is not expected to affect the Plan’s financial position or results of operations, but will result in additional disclosures.
Participant Loans
Participant loans are carried at their outstanding principal balances, which approximate fair value.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.
Withdrawals by Participants
Withdrawals by participants are recorded when paid.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Risks and Uncertainties
The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net asset available for benefits.
The Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
3. Investments
Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2009	2008
Valero Energy Corporation common stock	$12,997,526	$17,670,932
Retirement Preservation Trust (contract value of $15,137,294 and $14,603,144 respectively)	14,113,517	12,573,274
Participant loans	5,983,496	6,520,930
The Plan’s investment in shares of Valero common stock represents 23.8% and 39.5% of total investments at fair value as of December 31, 2009 and 2008, respectively. The closing price for Valero common stock was $16.75 and $21.64 on December 31, 2009 and 2008, respectively. As of June 23, 2010, the closing price for Valero common stock was $18.16.
During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2009	2008
Valero Energy Corporation common stock	$(3,768,716)	$(42,915,073)
Common/collective trusts	4,135,066	(3,229,534)
Mutual funds	2,096,250	(3,071,342)

Net appreciation (depreciation) in fair value of investments	$2,462,600	$(49,215,949)

For the years ended December 31, 2009 and 2008, dividend income included $480,202 and $495,711, respectively, of dividends paid on Valero common stock.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The average yields earned by the Plan on its investment in the Retirement Preservation Trust were 2.35% and 9.49% for the years ended December 31, 2009 and 2008, respectively. The average yields earned by the Plan on its investment in the Retirement Preservation Trust with an adjustment to reflect the actual interest rate credited to participants in the Plan were 2.57% and 4.10% for the years ended December 31, 2009 and 2008, respectively.
Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Retirement Preservation Trust. These events include, but are not limited to, layoffs, bankruptcy, plant closings, plan termination, mergers, and early retirement incentives. These events may cause liquidation of all or a portion of a contract at a market value adjustment. As of December 31, 2009, the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is not considered probable.
4. Fair Value Measurements
A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.
The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:
•	Valero Energy Corporation common stock and mutual funds are measured at fair value using a market approach based on quotations from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

•	Common/collective trusts are stated at fair value as determined by the issuers of the funds and are categorized in Level 2 of the fair value hierarchy. The fair values of the Plan’s investments in the BlackRock LifePath Portfolios, the KeyBank Employee Benefit Small Cap Value Trust, and the Merrill Lynch Equity Index Trust are based on the fair values of the underlying assets. The fair value of the Retirement Preservation Trust, which primarily holds investments in fully benefit-responsive contracts, is calculated by the issuer using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. There are no imposed restrictions as to the redemption of these investments.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The tables below present information about the Plan’s assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2009 and 2008.

	Fair Value Measurements Using
	Quoted	Significant
	Prices	Other	Significant
	in Active	Observable	Unobservable	Total as of
	Markets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009
Valero Energy Corporation common stock	$12,997,526	$—	$—	$12,997,526
Common/collective trusts:
BlackRock LifePath Portfolios	—	16,141,535	—	16,141,535
KeyBank Employee Benefit Small Cap Value Trust	—	161,112	—	161,112
Merrill Lynch Equity Index Trust	—	1,525,632	—	1,525,632
Retirement Preservation Trust	—	14,113,517	—	14,113,517
Mutual funds:
Foreign funds	1,484,635	—	—	1,484,635
Large-cap funds	5,710,479	—	—	5,710,479
Mid-cap funds	431,985	—	—	431,985
Small-cap funds	311,892	—	—	311,892
Bond funds	1,634,547	—	—	1,634,547

Investments at fair value	$22,571,064	$31,941,796	$—	$54,512,860

	Fair Value Measurements Using
	Quoted	Significant
	Prices	Other	Significant
	in Active	Observable	Unobservable	Total as of
	Markets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008
Valero Energy Corporation common stock	$17,670,932	$—	$—	$17,670,932
Common/collective trusts	—	20,966,259	—	20,966,259
Mutual funds	6,052,364	—	—	6,052,364

Investments at fair value	$23,723,296	$20,966,259	$—	$44,689,555

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
5. Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds and common/collective trusts managed by an affiliate of BANA, the trustee of the Plan and a party-in-interest with respect to the Plan. In addition, the Plan allows for loans to participants and investment in Valero’s common stock. Valero, the sponsor of the Plan and a party-in-interest with respect to the Plan, provides accounting and administrative services at no cost to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.
6. Plan Termination
Although it has not expressed any intent to do so, Valero has the right under the Plan to discontinue or reduce its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer accounts.
7. Tax Status
The Internal Revenue Service (IRS) has determined and informed Valero by a letter dated September 30, 2002, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Valero submitted an application to the IRS in January 2008 requesting an updated determination letter; the application is currently under review by the IRS.
8. Reconciliation of Financial Statements to Form 5500
Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit requests that have been processed and approved for payment prior to December 31, but not paid as of that date. Deemed distributions of participant loans are recorded on the Form 5500 upon default by participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Plan.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$65,992,692	$57,006,537
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,023,777)	(2,029,870)
Amounts allocated to withdrawing participants	(70,547)	(151,430)
Deemed distributions of participant loans	(152,486)	(105,823)

Net assets available for benefits per the Form 5500	$64,745,882	$54,719,414

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2009	2008
Withdrawals by participants per the financial statements	$7,490,983	$11,726,816
Amounts allocated to withdrawing participants as of end of year	70,547	151,430
Amounts allocated to withdrawing participants as of beginning of year	(151,430)	(236,134)

Benefits paid to participants per the Form 5500	$7,410,100	$11,642,112

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2009	2008
Investment income (loss) per the financial statements	$3,807,624	$(47,275,380)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of end of year	(1,023,777)	(2,029,870)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of beginning of year	2,029,870	125,399

Investment income (loss) per the Form 5500	$4,813,717	$(49,179,851)

The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2009	2008
Deemed distributions of participant loans per the financial statements	$—	$—
Deemed distributions of participant loans as of end of year	152,486	105,823
Deemed distributions of participant loans as of beginning of year	(105,823)	(86,744)

Deemed distributions of participant loans per the Form 5500	$46,663	$19,079

VALERO ENERGY CORPORATION SAVINGS PLAN
EIN: 74-1828067
Plan No. 003
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2009

Identity of Issue/Description of Investment	Current Value
Common stock:
*Valero Energy Corporation	$12,997,526

Common/collective trusts:
BlackRock LifePath 2010 Portfolio	1,900
BlackRock LifePath 2015 Portfolio	2,303,601
BlackRock LifePath 2020 Portfolio	2,000,727
BlackRock LifePath 2025 Portfolio	2,404,635
BlackRock LifePath 2030 Portfolio	2,347,687
BlackRock LifePath 2035 Portfolio	1,750,823
BlackRock LifePath 2040 Portfolio	1,429,165
BlackRock LifePath 2045 Portfolio	1,253,945
BlackRock LifePath 2050 Portfolio	1,622,878
BlackRock LifePath Retirement Portfolio	1,026,174
KeyBank Employee Benefit Small Cap Value Trust	161,112
*Merrill Lynch Equity Index Trust	1,525,632
*Retirement Preservation Trust	14,113,517

Total common/collective trusts	31,941,796

Mutual funds:
American Funds EuroPacific Growth Fund	1,484,635
American Funds Growth Fund of America	1,157,408
Ariel Fund	258,019
BlackRock Basic Value Fund, Inc.	2,304,952
BlackRock Small Cap Growth Equity Portfolio	311,892
Pioneer Bond Fund	1,634,547
Vanguard Mid-Cap Index Fund (Investor Class)	173,966
Vanguard PRIMECAP Fund (Admiral Class)	2,248,119

Total mutual funds	9,573,538

*Participant loans (interest rates range from 4.25% to 10.5%; maturity dates range from January 2010 to July 2024)	5,983,496

Total investments	$60,496,356

*	Party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALERO ENERGY CORPORATION SAVINGS PLAN
By:	/s/ Donna M. Titzman
Donna M. Titzman
Chairman of the Valero Energy Corporation
Benefit Plans Administrative Committee
Vice President and Treasurer, Valero Energy Corporation

Date: June 28, 2010